SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Regeneron Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

75886F 10 7

(CUSIP Number)

Karen Linehan
Executive Vice President, Legal Affairs and General Counsel
Sanofi
54, rue La Boétie, 75008
Paris, France
Telephone: +33 1 53 77 40 00

Copy to:

Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
1.		NAME OF REPORTING PERSONS Sanofi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS WC
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 19,404,200(1)
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 19,404,200 (1)
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,404,200 (1)
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8% (2)
14.		TYPE OF REPORTING PERSON CO

(1)           16,604,648 shares of Common Stock are held directly by sanofi-aventis Amérique du Nord (“SAAN”) and 2,799,552 of the shares of Common Stock are held directly by Aventis Pharmaceuticals Inc. (“Aventis”).   SAAN is a direct, wholly-owned subsidiary of Sanofi.  Aventis is an indirect, wholly-owned subsidiary of SAAN.  See Item 5 of the Schedule 13D.  Pursuant to the Amended and Restated Investor Agreement, dated as of January 11, 2014, by and among Sanofi, SAAN, sanofi-aventis US LLC, Aventis (collectively, the “Sanofi Parties”) and Regeneron Pharmaceuticals, Inc. (the “Company”), the Sanofi Parties have agreed to vote their respective shares of the Company, subject to specified exceptions, in accordance with the recommendation of the Company’s Board of Directors.

(2)           Calculation based on 97,907,887 shares of Common Stock outstanding as of February 6, 2014, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2014.

This Amendment No. 4 (this “Amendment No. 4”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on January 14, 2014, as amended (the “Schedule 13D”), and is filed by Sanofi (“Sanofi” or the “Reporting Person”) with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Regeneron Pharmaceuticals, Inc. (the “Issuer” or the “Company”).  Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 3.                  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

For the purchases it made as disclosed in Item 5(c) of this Amendment No. 4, SAAN paid an aggregate of $443,599,672.24, excluding brokerage commission and fees.  The source of such funds was working capital.

Item 4.                  Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

The Reporting Person purchased, through its subsidiary SAAN, an aggregate of 1,409,364 shares of Common Stock in market transactions, as disclosed in Item 5(c) of this Amendment No. 4.

Item 5.                  Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) and (b)  The responses of the Reporting Person to Rows (7) through (13) of the cover page of this Amendment No. 4 as of the close of business on March 26, 2014, are incorporated herein by reference.  As of the close of business on March 26, 2014, the Reporting Person beneficially owned 19,404,200 shares of Common Stock, representing approximately 19.8% of the shares of Common Stock outstanding (based on 97,907,887 shares of Common Stock outstanding as of February 6, 2014, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2014).  The Reporting Person may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock directly owned by SAAN and Aventis, its subsidiaries.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Persons listed on Schedule I to the Schedule 13D beneficially owns any shares of Common Stock as of March 26, 2014.

(c)  Since the most recent filing of Schedule 13D and through and including March 26, 2014, market transactions were effected in the Common Stock as disclosed in Schedule A to this Amendment No. 4.

To the Reporting Person’s knowledge, none of the directors or executive officers of the Reporting Person listed on Schedule I to the Schedule 13D effected transactions in the Common Stock during the period described above.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 27, 2014

SANOFI
By:	/s/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President, Corporate Law, Financial & Securities Law

Schedule A

Entity	Trade Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
SAAN	3/14/2014	Purchase	3,248	$326.7707	$326.00	$326.99
SAAN	3/14/2014	Purchase	11,096	$327.5149	$327.00	$327.99
SAAN	3/14/2014	Purchase	33,081	$328.6411	$328.00	$328.99
SAAN	3/14/2014	Purchase	8,158	$329.0000	$329.00	$329.00
SAAN	3/17/2014	Purchase	34,499	$328.3223	$327.67	$328.66
SAAN	3/17/2014	Purchase	25,629	$328.8635	$328.67	$329.00
SAAN	3/19/2014	Purchase	1,747	$326.4399	$326.09	$326.85
SAAN	3/19/2014	Purchase	3,428	$327.6025	$327.15	$328.05
SAAN	3/19/2014	Purchase	4,571	$328.6675	$328.15	$329.00
SAAN	3/20/2014	Purchase	2,144	$325.9417	$325.58	$326.30
SAAN	3/20/2014	Purchase	6,142	$327.5243	$326.83	$327.75
SAAN	3/20/2014	Purchase	35,030	$328.4944	$327.85	$328.84
SAAN	3/20/2014	Purchase	14,641	$328.9310	$328.85	$329.00
SAAN	3/21/2014	Purchase	5,024	$313.1237	$312.50	$313.49
SAAN	3/21/2014	Purchase	10,934	$314.2130	$313.59	$314.58
SAAN	3/21/2014	Purchase	14,463	$315.0737	$314.59	$315.55
SAAN	3/21/2014	Purchase	5,700	$316.1587	$315.69	$316.65
SAAN	3/21/2014	Purchase	23,644	$317.2291	$316.71	$317.70
SAAN	3/21/2014	Purchase	26,229	$318.3630	$317.72	$318.71
SAAN	3/21/2014	Purchase	37,436	$319.1846	$318.72	$319.71
SAAN	3/21/2014	Purchase	23,411	$320.0872	$319.72	$320.71
SAAN	3/21/2014	Purchase	16,036	$321.2298	$320.75	$321.74
SAAN	3/21/2014	Purchase	21,101	$322.2800	$321.75	$322.70
SAAN	3/21/2014	Purchase	27,688	$323.3238	$322.75	$323.74
SAAN	3/21/2014	Purchase	31,754	$324.0934	$323.75	$324.73
SAAN	3/21/2014	Purchase	25,116	$325.1870	$324.75	$325.73
SAAN	3/21/2014	Purchase	13,905	$326.1081	$325.75	$326.68
SAAN	3/21/2014	Purchase	8,918	$327.0443	$326.78	$327.60
SAAN	3/21/2014	Purchase	7,476	$328.2175	$327.79	$328.77
SAAN	3/21/2014	Purchase	1,749	$329.1682	$328.82	$329.61
SAAN	3/21/2014	Purchase	506	$330.3839	$330.00	$330.76
SAAN	3/21/2014	Purchase	2,110	$331.4914	$331.05	$331.99
SAAN	3/21/2014	Purchase	1,915	$332.7833	$332.39	$333.00
SAAN	3/24/2014	Purchase	3,027	$299.0082	$298.41	$299.31
SAAN	3/24/2014	Purchase	3,988	$300.2401	$299.60	$300.59

Entity	Trade Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
SAAN	3/24/2014	Purchase	1,582	$301.2392	$300.60	$301.58
SAAN	3/24/2014	Purchase	1,509	$302.0969	$301.66	$302.60
SAAN	3/24/2014	Purchase	6,592	$303.3339	$302.68	$303.67
SAAN	3/24/2014	Purchase	22,106	$304.3466	$303.69	$304.68
SAAN	3/24/2014	Purchase	39,976	$305.0842	$304.69	$305.68
SAAN	3/24/2014	Purchase	45,101	$306.2251	$305.69	$306.68
SAAN	3/24/2014	Purchase	32,358	$307.1719	$306.69	$307.68
SAAN	3/24/2014	Purchase	24,473	$308.2074	$307.69	$308.68
SAAN	3/24/2014	Purchase	20,627	$309.3008	$308.69	$309.68
SAAN	3/24/2014	Purchase	36,189	$310.2267	$309.69	$310.68
SAAN	3/24/2014	Purchase	36,778	$311.2042	$310.69	$311.68
SAAN	3/24/2014	Purchase	17,213	$312.1853	$311.69	$312.68
SAAN	3/24/2014	Purchase	11,628	$313.1076	$312.69	$313.68
SAAN	3/24/2014	Purchase	3,798	$314.2150	$313.69	$314.63
SAAN	3/25/2014	Purchase	20,851	$302.4640	$301.90	$302.80
SAAN	3/25/2014	Purchase	10,741	$303.4055	$302.95	$303.93
SAAN	3/25/2014	Purchase	10,620	$304.3457	$303.96	$304.93
SAAN	3/25/2014	Purchase	9,351	$305.3728	$304.99	$305.95
SAAN	3/25/2014	Purchase	15,767	$306.5662	$305.99	$306.87
SAAN	3/25/2014	Purchase	33,847	$307.5058	$306.99	$307.98
SAAN	3/25/2014	Purchase	35,718	$308.4923	$307.99	$308.98
SAAN	3/25/2014	Purchase	46,249	$309.3850	$308.99	$309.98
SAAN	3/25/2014	Purchase	44,488	$310.3067	$309.99	$310.95
SAAN	3/25/2014	Purchase	14,572	$311.6661	$311.12	$312.11
SAAN	3/25/2014	Purchase	11,214	$312.4546	$312.20	$313.06
SAAN	3/25/2014	Purchase	7,505	$313.5912	$313.23	$314.13
SAAN	3/25/2014	Purchase	15,866	$314.8946	$314.29	$315.28
SAAN	3/25/2014	Purchase	20,746	$315.8745	$315.29	$316.27
SAAN	3/25/2014	Purchase	9,410	$316.6030	$316.31	$317.12
SAAN	3/26/2014	Purchase	3,240	$307.9887	$307.30	$308.29
SAAN	3/26/2014	Purchase	20,531	$308.6972	$308.33	$309.30
SAAN	3/26/2014	Purchase	32,965	$309.9458	$309.33	$310.31
SAAN	3/26/2014	Purchase	42,729	$310.9488	$310.33	$311.30
SAAN	3/26/2014	Purchase	52,064	$311.7669	$311.33	$312.31
SAAN	3/26/2014	Purchase	49,681	$312.7527	$312.33	$313.32
SAAN	3/26/2014	Purchase	52,022	$313.9297	$313.33	$314.32
SAAN	3/26/2014	Purchase	20,651	$314.8179	$314.33	$315.32
SAAN	3/26/2014	Purchase	26,952	$315.8133	$315.35	$316.33

Entity	Trade Date (M/D/Y)	Transaction	Number of Shares of Common Stock*	Price per Share*	Price Range*
SAAN	3/26/2014	Purchase	6,110	$316.7773	$316.34	$317.33

*The number of securities reported represents an aggregate number of shares executed by a broker-dealer in multiple market transactions over a range of prices.  The price per share reported represents the weighted average price (without regard to brokerage commissions and fees).  The Reporting Person undertakes to provide the staff of the SEC upon request, the number of shares executed by such Reporting Person at each separate price within the range.